Exhibit 5.1

UPD HOLDING CORP.

75 Pringle Way 8th Floor, Suite 804 Reno, NV 89502

Resignation from Office

(Director)

I, Andrew D. Smith, do hereby resign the position of Director of UPD Holding Corp. (“the Company”, a Nevada corporation, together with any office pertaining thereto to which I previously was appointed or elected in connection with my position and title as a Director, effective as of 11:59 p.m., Pacific Time, on December 31, 2020. My resignation as a Director is not due to any disagreement with the Company or its management regarding the Company’s operations, policies or practices.

DATED AT Reno, Nevada, as of the 31st day of December 2020.

By:	/s/Andrew D. Smith
Andrew D. Smith